HYNES & HOWES INSURANCE COUNSELORS, INC.
                 Computation of Earnings (Loss) Per Common Share
             For the Three Months Ended December 31, 1999 and 1998
                                  (Unaudited)


                                  Three Months Ended
                                     December 31,
                                    1999        1998

Common Shares Outstanding:

  Beginning of Period         11,226,699  11,226,699

  End of Period               11,226,699  11,226,699

Average Number of Shares
  Outstanding for the Period  11,226,699  11,226,699

  Net Income (Loss)           $    1,552  $    6,115

Earnings (Loss) Per Common Share:

   Net Income                 $     0.00  $     0.00